Exhibit 99.6

Press Release

Total Closes the acquisition of Engie’s Upstream LNG Business And Becomes World #2 LNG Player

Paris, July 13th, 2018 - Total announces the closing of the acquisition of Engie’s portfolio of upstream liquefied natural gas (LNG) assets for an overall enterprise value of $1.5 billion. Additional payments of up to $ 550 million could be payable by Total in case of an improvement in the oil markets in the coming years.

This portfolio includes participating interests in liquefaction plants, notably the interest in the Cameron LNG project in the US, long term LNG sales and purchase agreements, an LNG tanker fleet as well as access to regasification capacities in Europe.

“Acquiring Engie’s LNG business is a real step change for Total allowing us to leverage size and flexibility in the fast growing and increasingly commoditized LNG market. This transaction makes Total the second largest global LNG player among the majors with a worldwide market share of 10% and the Group will manage an overall LNG portfolio of around 40 Mt per year by 2020. It also helps us to build a position in the US LNG market, with the 16.6% stake in the Cameron LNG project,” commented Patrick Pouyanné, Chairman & Chief Executive Officer of Total.

Following the transaction, Total takes over the teams in charge of the upstream LNG activities at Engie.

Total’s LNG portfolio by 2020 :

•	A total volume of LNG managed of 40Mt / year.

•	A liquefaction capacity portfolio of 23 MT/year, well distributed among the major LNG production areas: Middle East, Australia, Russia and the United States.

•	A worldwide LNG trading contracts portfolio of 28 MT/year to supply each LNG market with competitive and flexible resources.

•	A role of a key supplier for the European market with regasification capacities of 18 MT/year.

•	A fleet of 18 LNG carriers, of which 2 FSRUs (floating storage and regasification units).

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.